SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[December 10, 2002]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F   [X]               Form 40-F   [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]                         No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_______________

METSO WILL SUPPLY CRUSHING AND GRINDING EQUIPMENT WORTH
EUR 30 MILLION IN AUSTRALIA

(Helsinki, Finland, December 10, 2002) — Metso Corporation’s (NYSE: MX; HEX: MEO) rock and mineral processing business area Metso Minerals will supply crushing and grinding equipment for a major mine expansion project in Australia. Newcrest Mining Limited has ordered primary gyratory crushers, grinding mills, related auxiliary equipment and technical services for the redevelopment of its Telfer gold mine. The value of the order is approximately EUR 30 million. The equipment will be delivered in the fourth quarter of 2003.

The order includes three primary gyratory crushers for processing run of mine ore. Metso will also supply two semi-autogenous (SAG mills) and two ball mills.

Newcrest Mining Limited is an Australian public company, with net sales of EUR 265 million (480 million Australian dollars) for the 12 months to June 2002. The company generates the majority of its income from the gold ore mining in Australia. Metso has previously delivered processing equipment to Newcrest’s Cadia and Ridgeway mines in New South Wales. The Cadia installation includes the world’s largest operating SAG mill that was delivered by Metso in 1996. The Telfer mine is located 500 km east of Port Hedland in Western Austalia.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket and services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2001, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 30,000. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Olli Vaartimo, President, Metso Minerals, tel. +358 400 864 203
John Olsen, President, Asia-Pacific sales region, Metso Minerals, phone +61 419 430 832

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA:
Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.

SIGNATURES

SIGNATURES

Date December 10, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Sakari Tamminen Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation